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18 November 2005

File No. 040006-0000

VIA MESSENGER

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Ladies and Gentlemen:

Re: **Yara International ASA - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

On behalf of Yara International ASA and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find a press release title "Yara Gears Up for International Growth" dated 15 November, 2005.

Feel free to call me with any questions on +44 20 7710-1016.

Kindly acknowledge receipt of this letter and filing by stamping the enclosed copy letter and returning it to our courier.

Yours sincerely,

Rakhi Mehta

Rakhi Mehta
Senior Paralegal

Enclosure

Yara Gears Up for International Growth

Oslo (2005-11-15): Yara is recruiting 25 engineering talents to boost its global technical expertise. This is part of an ongoing program to consolidate Yara's position as a global expert and support its growth ambitions.

Yara is searching for 25 new engineers to strengthen its Technology and Production Support unit (TPS). The aim is to support Yara's growth ambitions by further strengthening its capacity for technological innovation and improved global production. In keeping with its strategic goal to create a more dynamic company capable of being a key driver in the development of the fertilizer industry, Yara requires a new generation of chemical, mechanical and electrical/instrumental engineers capable of becoming global technical support experts.

"Despite having a hundred years of technological innovation and operational excellence to draw upon, Yara is now renewing its focus on engineering. It is natural for us as a company to resume focus on our traditional technical strength as we move into a new period of growth. It is necessary to align our technology base with our business model," says Jan Duerloo, head of Yara's Technology and Production Support unit (TPS).

As head of TPS, Duerloo is spearheading Yara's efforts to benchmark both its production processes, and environmental and safety performance - and to use this to establish industry-wide standards. The new engineers, along with some 60 to 70 technical experts from the existing organization, will play a key role in achieving this.

In addition to their engineering skills, Yara's new wave of technologists will be selected for their international experience, multicultural understanding and capacity for mobility. These are now standard criteria for key personnel in Yara - a global business with an ambitious growth strategy. Yara now plots a two-pronged strategy of growth, though increased efficiency and by expanding the production base through joint ventures. The new engineering positions, and the qualities sought, are a key step in converting these plans into action. To facilitate this, the new engineers will join production teams at Yara's key knowledge centers for nitro-phosphates, ammonia, urea, nitric acid and nitrates.

For further information
http://www.yara.com/en/about/job_opportunities/index.html
Contact

Ingegerd Rafn, Media Relations
Cellular (+47) 91 840 620
E-mail: **ingegerd.rafn@yara.com**

Arne Cartridge, Media Relations
Cellular (+47) 47 900 900
E-mail **arne.cartridge@yara.com**

Yara International ASA is the world's leading supplier of mineral fertilizers with particular strength in nitrogen-based fertilizers. Yara has a local presence in 50 countries worldwide. Yara sells more than 20 million tonnes of mineral fertilizers in more than 120 countries. Yara offers fertilizers meeting the nutrient needs of local crops supported by agronomic advice to make farming more profitable and agriculture more sustainable. Yara has a strong position in industrial markets in Europe as a supplier of nitrogen-based chemicals and is the leading supplier of liquid CO_2.